UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d)AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2
(Amendment No. 4)*

Odyssey Marine Exploration, Inc.
(Name of Issuer)
Common Stock, par value $.0001 per share
(Title of Class of Securities)
676118201
(CUSIP Number)
December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1		NAMES OF REPORTING PERSONS Two Seas Capital LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,082,638
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,082,638
	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,082,638
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

*
Based on the number of Shares of Common Stock, par value $0.0001 per share, of Odyssey Marine Exploration, Inc. (the “Issuer”) outstanding on December 1, 2023 as disclosed in Exhibit 10.1 to the Issuer’s Form 8-K filed December 4, 2023.  See disclosure in Item 4 for further information.

1		NAMES OF REPORTING PERSONS Two Seas Capital GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,082,638
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,082,638
	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,082,638
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

*
Based on the number of Shares of Common Stock, par value $0.0001 per share, of the Issuer outstanding on December 1, 2023 as disclosed in Exhibit 10.1 to the Issuer’s Form 8-K filed December 4, 2023.  See disclosure in Item 4 for further information.

1		NAMES OF REPORTING PERSONS Sina Toussi
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,082,638
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,082,638
	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,082,638
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

*
Based on the number of Shares of Common Stock, par value $0.0001 per share, of the Issuer outstanding on December 1, 2023 as disclosed in Exhibit 10.1 to the Issuer’s Form 8-K filed December 4, 2023.  See disclosure in Item 4 for further information.

Amendment No. 4 to Schedule 13G

Item 1(a)	Name of Issuer:
Odyssey Marine Exploration, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:
205 S. Hoover Blvd., Suite 210
Tampa, Florida 33609

Item 2(a)	Name of Person Filing:
The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i)	Two Seas Capital LP (“TSC”);

ii)	Two Seas Capital GP LLC (“TSC GP”); and

iii)	Sina Toussi.
This statement relates to Shares (as defined in Item 2(d) below) held by the Two Seas Litigation Opportunities Fund LLC (the “Litigation Fund”), Two Seas Duration Litigation Opportunities Fund LLC (the “Duration Fund”) and Two Seas Global (Master) Fund LP (the “Global Fund”, and together with the Litigation Fund and the Duration Fund, collectively the “Funds”) and Sina Toussi. The principal business of TSC is providing investment advice as a registered investment adviser and serving as investment manager to the Duration Fund, Litigation Fund, and Global Fund. As such, TSC has been granted investment discretion over portfolio investments, including the Shares, held by or for the account of the Duration Fund, Litigation Fund, and Global Fund, including the Funds’ voting and discretionary decisions. TSC GP serves as general partner of TSC. Sina Toussi serves as the chief investment officer of TSC and managing member of TSC GP.

Item 2(b)	Address of Principal Business Office or, if none, Residence:
The address of the principal business office of each of the Reporting Persons is 32 Elm Place—3RD Floor, Rye, New York 10580.

Item 2(c)	Citizenship:

i)	Two Seas Capital LP is a Delaware limited partnership;

ii)	Two Seas Capital GP LLC is a Delaware limited liability company; and

iii)	Sina Toussi is a United States citizen.

Item 2(d)	Title of Class of Securities:
Common Stock, par value $.0001 per share (the “Shares”)

Item 2(e)	CUSIP No.:
676118201

Item 3	If this statement is filed pursuant to §§ 240 13d-1(b), or 240 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4	Ownership:

(a)	Amount beneficially owned:
TSC- 2,082,638 shares
TSC GP- 2,082,638 shares
Sina Toussi - 2,082,638 shares

(b)	Percent of class:
TSC- 9.99%
TSC GP- 9.99%
Sina Toussi - 9.99%

(c)	Number of shares as to which TSC has:
     (i) Sole power to vote or to direct the vote: 2,082,638
    (ii) Shared power to vote or to direct the vote: 0
   (iii) Sole power to dispose or to direct the disposition of: 2,082,638
    (iv) Shared power to dispose or to direct the disposition of: 0
   Number of shares as to which TSC GP has:
     (i) Sole power to vote or to direct the vote: 2,082,638
    (ii) Shared power to vote or to direct the vote: 0
   (iii) Sole power to dispose or to direct the disposition of: 2,082,638
    (iv) Shared power to dispose or to direct the disposition of: 0
  Number of shares as to which Sina Toussi has:
     (i) Sole power to vote or to direct the vote: 2,082,638
    (ii) Shared power to vote or to direct the vote: 0
   (iii) Sole power to dispose or to direct the disposition of: 2,082,638
    (iv) Shared power to dispose or to direct the disposition of: 0
The Shares reported for Item 4 total 2,082,638, of which 127,772 are held by the Litigation Fund, 920,249 are held by the Duration Fund and the remaining portion is held by the Global Fund. TSC may be deemed to have sole power to vote and sole power to dispose of the Shares held by the Funds, through its capacity as investment adviser of the Funds. TSC GP may be deemed to have sole power to vote and sole power to dispose of the Shares held by the Funds, through its capacity as general partner of TSC. Sina Toussi may be deemed to have sole power to vote and sole power to dispose of the Shares owned by the Funds, through his capacity as Managing Member of each Fund Manager and TSC.
The aforementioned shares reported for Item 4 include 710,764 shares that may be obtained within 60 days through the exercise of warrants, of which 116,556 are held by the Litigation Fund, 335,328 are held by the Duration Fund and the remaining portion is held by the Global Fund. Warrants for an additional 1,426,424 Shares are not presently exercisable due to a limitation on exercise.
The percentages reported for Item 4(b) are calculated based on a total of 20,136,470 Shares outstanding on December 1, 2023 as disclosed in Exhibit 10.1 to the Issuer’s Form 8-K filed December 4, 2023.

Item 5	Ownership of Five Percent or Less of a Class:
This Item 5 is not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:
See disclosure in Item 4, which is incorporated by reference herein.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
See disclosure in Item 2, which is incorporated by reference herein.

Item 8	Identification and Classification of Members of the Group:
This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group:
This Item 9 is not applicable.

Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2024	Two Seas Capital LP

By Two Seas Capital GP LLC, its General Partner LP

By: /s/ Sina Toussi
Sina Toussi
Managing Member

Dated: February 14, 2024	Two Seas Capital GP LLC

By: /s/ Sina Toussi
Sina Toussi
Managing Member

Dated: February 14, 2024	Sina Toussi

By: /s/ Sina Toussi